

February 23, 2011

Paul Gain
Chief Executive Officer
Monster Offers
4056 Valle Del Sol
Bonsall, CA 92003

> **Re: Monster Offers**
> **Registration Statement on Form S-1 and**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 28 and February 4, 2011, respectively**
> **File No. 333-171932**

Dear Mr. Gain:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X and update all related information in the remainder of the filing, including but not limited to MD&A, as applicable.

2. We note that Section 1.15 of the Drawdown Equity Financing Agreement, filed as Exhibit 10.6, provides that the "floor price" can be waived at the discretion of the company. This provision appears to have the effect of allowing the parties to further negotiate the economic terms of the agreement subsequent to the date of the filing and effectiveness of the registration statement. Please note that the company's ability to distribute securities pursuant to an equity line arrangement requires that the purchase commitment establish the terms of the obligations to purchase securities at a set pricing mechanism that is not subject to further negotiation. Please advise as to why you believe that this provision of the agreement is consistent with the requirement that the terms of the purchase obligation must be fixed and binding. Refer to Question 139.17 of the Securities Act Sections Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

3. We note that Auctus Private Equity Fund, LLC has entered into at least two equity line transactions that are currently under review, each with a drawdown amount of $10 million. Please tell us, and disclose as appropriate, whether Auctus is currently financing or has entered into agreements to finance in the future similar transactions and the extent to which Auctus has the capacity to finance draws that occur in close proximity by entities it has agreed to fund. Consider whether a risk factor is necessary or appropriate.

Calculation of Registration Fee

4. We note that you rely on Rule 416 to register "an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends, or similar transactions." We note further that Section 1.23 of the Drawdown Equity Financing Agreement provides for a purchase price tied to the trading price of your common stock. It does not appear that share issuances tied to market price adjustments fall within the standard anti-dilution provisions contemplated by the rule. Please refer to Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretation and confirm your understanding.

Cover Page

5. You state that the total amount of shares of common stock that may be sold pursuant to the prospectus would constitute approximately 13% of your issued and outstanding common stock as of a date certain. Please revise to disclose also the current number of shares that may be sold under the equity line based on the current market price and ignoring any limitations on the number of shares that the investor can own at any time.

Drawdown Equity Financing Agreement, page 5

6. Please discuss here, and elsewhere as appropriate, the uncertainty as to whether you will ever receive the full $10 million available under the equity line agreement. Specifically address the market price per share necessary to access the total amount available under the equity line and compare this with the current market price for your common stock. Since it appears unlikely from your disclosure that you will ever receive the full amount, please include disclosure explaining why the parties chose an equity line in the amount of $10 million.

Risk Factors

General

7. Please add a risk factor regarding the dilutive effects of this offering and provide context to investors by including quantified information regarding how possible declines in future prices of your common stock, coupled with draws under the agreement with Auctus, may affect the number of outstanding shares.

We may not have access to the full amount under the equity line, page 22

8. Please expand your risk factor disclosure to specifically disclose the maximum dollar amount available to you based on the current market price of your common stock as well as the market price that would be required in order for you to access the total amount of $10 million available under the equity line. Potential investors should understand in concrete terms the changed circumstances that must exist in order for you to ever receive the full $10 million.

Dilution, page 25

9. We note your discussion regarding 12 million shares that were previously issued and subsequently cancelled. It is unclear what relationship, if any, this transaction has on the dilutive impact of the equity line transaction on existing shareholders. In this regard, please clarify, or consider removing, your statement in this section that "In essence, by registering shares that are already issued does [sic] not contribute to any dilution." In addition, in your response, please explain to us the basis on which the tabular information has been calculated. Please review your disclosure in this section, including the tabular information, and revise as appropriate.

Directors, Executive Officers, Promoters and Control Persons, page 31

10. Please revise this section to specify Mr. Gain's business and employment experience during the past five years as it is unclear how long Mr. Gain has been manager of Prime Mover Global, LLC or when or for how long he held the other positions listed. To the extent Mr. Gain was sole proprietor of any of the businesses listed or any of those businesses has nominal assets, please indicate this. In addition, please specify the type of consulting services as well as the "top-tier" commercial, government, aerospace and other entities to which Mr. Gain provided such services or consider removing the disclosure under the heading "Other Experience."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

11. You state that you may be unable to continue operations in the future and that you will need to raise $5 million to implement your business plan. As it appears that you do not have sufficient cash resources to fund operations for a 12-month period, please revise your liquidity discussion to include an unambiguous statement indicating the number of months of operations your current cash resources will fund as of the time of filing. In addition, disclose the dollar amount needed to complete the remaining 12 months of operations from the date of the prospectus. Please also include related risk factor disclosure.

Legal Proceedings, page 42

12. Please provide information relating to the involvement in certain legal proceedings of any of your directors or executive officers for the past <u>ten</u> years. See Item 401(f) of Regulation S-K. Note in this regard that our rules were recently updated. Refer to SEC Proxy Disclosure Enhancements Release No. 33-9089.

Certain Relationships and Related Transactions and Corporate Governance, page 52

13. Please revise your disclosure to provide all of the information required by Item 404(d)(1) of Regulation S-K. Specifically, with respect to the customers you reference, please identify the names of the related parties and specify for each such person the basis upon which the person is a related party.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact the undersigned at (202) 551-3457 if you have any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile: 702-221-1926</u>
      Thomas C. Cook, Esq.
      Law Offices of Thomas C. Cook